UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE OF 1934
(Amendment No.   )*

KEY ENERGY SERVICES, INC.
(Name of Issuer) Common Stock, par value $0.01 per share
(Title of Class of Securities) 49309J103

(CUSIP Number)

Eva M. Kalawski
Platinum Equity Advisors, LLC
360 North Crescent Drive, South Building
Beverly Hills, CA 90210
 (310) 712-1850

With a copy to:

Alison S. Ressler
Sullivan & Cromwell LLP
1888 Century Park East
Los Angeles, CA 90067
(310) 712-6600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) December 15, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

CUSIP No. 49309J103	Page 2

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Exchange Act”), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 49309J103		Page 3
1		NAMES OF REPORTING PERSONS SOTER CAPITAL, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See INSTRUCTIONS) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 9,800,630
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 9,800,630
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,800,630
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.8%
14		TYPE OF REPORTING PERSON (See INSTRUCTIONS) OO (Limited Liability Company)

CUSIP No. 49309J103		Page 4
1		NAMES OF REPORTING PERSONS SOTER CAPITAL HOLDINGS, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See INSTRUCTIONS) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 9,800,630
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 9,800,630
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,800,630
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.8%
14		TYPE OF REPORTING PERSON (See INSTRUCTIONS) OO (Limited Liability Company)

CUSIP No. 49309J103		Page 5
1		NAMES OF REPORTING PERSONS PE SOTER HOLDINGS, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See INSTRUCTIONS) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 9,800,630
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 9,800,630
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,800,630
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.8%
14		TYPE OF REPORTING PERSON (See INSTRUCTIONS) OO (Limited Liability Company)

CUSIP No. 49309J103		Page 6
1		NAMES OF REPORTING PERSONS PLATINUM EQUITY CAPITAL SOTER PARTNERS, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See INSTRUCTIONS) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 9,800,630
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 9,800,630
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,800,630
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.8%
14		TYPE OF REPORTING PERSON (See INSTRUCTIONS) PN

CUSIP No. 49309J103		Page 7
1		NAMES OF REPORTING PERSONS PLATINUM EQUITY PARTNERS III, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See INSTRUCTIONS) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 9,800,630
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 9,800,630
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,800,630
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.8%
14		TYPE OF REPORTING PERSON (See INSTRUCTIONS) OO (Limited Liability Company)

CUSIP No. 49309J103		Page 8
1		NAMES OF REPORTING PERSONS PLATINUM EQUITY INVESTMENT HOLDINGS III, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See INSTRUCTIONS) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 9,800,630
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 9,800,630
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,800,630
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.8%
14		TYPE OF REPORTING PERSON (See INSTRUCTIONS) OO (Limited Liability Company)

CUSIP No. 49309J103		Page 9
1		NAMES OF REPORTING PERSONS PLATINUM EQUITY, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See INSTRUCTIONS) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 9,800,630
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 9,800,630
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,800,630
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.8%
14		TYPE OF REPORTING PERSON (See INSTRUCTIONS) OO (Limited Liability Company)

CUSIP No. 49309J103		Page 10
1		NAMES OF REPORTING PERSONS TOM GORES
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See INSTRUCTIONS) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 9,800,630
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 9,800,630
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,800,630
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.8%
14		TYPE OF REPORTING PERSON (See INSTRUCTIONS) IN

CUSIP No. 49309J103	Page 11

Item 1.   Security and Issuer

This Statement on Schedule 13D is being filed with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Key Energy Services, Inc., a Delaware corporation (the “Company” or “Key”).  The address of the Company’s principal place of business is 1301 McKinney Street, Suite 1800, Houston, Texas 77010.

Item 2.   Identity and Background

(a)-(c)  This statement is being filed by each of: (i) Soter Capital, LLC, a Delaware limited liability company (“Soter”), (ii) Soter Capital Holdings, LLC, a Delaware limited liability company (“SCH”), (iii) PE Soter Holdings, LLC, a Delaware limited liability company (“PESH”), (iv) Platinum Equity Capital Soter Partners, L.P., a Delaware limited partnership (“PECSP”), (v) Platinum Equity Partners III, LLC, a Delaware limited liability company (“PEP III”), (vi) Platinum Equity Investment Holdings III, LLC, a Delaware limited liability company (“PEIH III”), (vii) Platinum Equity, LLC, a Delaware limited liability company (“Platinum Equity”), and (viii) Tom Gores, an individual (each person or entity listed in clauses (i)-(ix), a “Reporting Person” and, collectively, the “Reporting Persons”).

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.  The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Exchange Act is attached hereto as Exhibit A.

The Reporting Persons are principally engaged in the business of investments in securities.  The principal purpose of Soter is to hold shares of Common Stock.  SCH is the sole member of Soter and may be deemed to beneficially own the Common Stock beneficially owned by Soter.  PESH holds a majority membership interest in SCH and may be deemed to beneficially own the Common Stock beneficially owned by SCH.  PECSP holds a majority membership interest in PESH and may be deemed to beneficially own the Common Stock beneficially owned by PESH.  PEP III is the general partner of PECSP and may be deemed to beneficially own the Common Stock beneficially owned by PECSP.  PEIH III is the senior managing member of PEP III and may be deemed to beneficially own the Common Stock beneficially owned by PEP III.  Platinum Equity is the sole member of PEIH III and may be deemed to beneficially own the Common Stock beneficially owned by PEIH III.

Mr. Gores is the Chairman and Chief Executive Officer of Platinum Equity and may be deemed to beneficially own the Common Stock beneficially owned by Platinum Equity.

Mr. Gores disclaims beneficial ownership of all the shares of Common Stock held by each of the entities listed above with respect to which he does not have a pecuniary interest.

The address of the principal place of business and principal office of each Reporting Person is 360 North Crescent Drive, South Building, Beverly Hills, CA 90210.

(d)  None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  All of the natural persons identified in this Item 2 are citizens of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration

The information set forth or incorporated in Item 4 is incorporated herein by reference.

CUSIP No. 49309J103	Page 12

Soter received 3,759,322 shares of Common Stock on December 15, 2016 in respect of claims under the Senior Notes (as defined below) it held in the aggregate principal amount of $338,339,000 (inclusive of accrued and unpaid interest thereon) in connection with the Company’s emergence from bankruptcy.

Soter purchased 3,551,468 shares of Common Stock on December 15, 2016 for an aggregate purchase price of $42,972,762.80 pursuant to the Primary Rights Offering (as defined below).  The funds used by Soter to purchase the shares of Common Stock were obtained through capital contributions by equity owners of certain of the Reporting Persons.

Soter purchased 1,751,081 shares of Common Stock on December 15, 2016 for an aggregate purchase price of $12,275,077.81 pursuant to the Incremental Liquidity Rights Offering (as defined below).  The funds used by Soter to purchase the shares of Common Stock were obtained through capital contributions by equity owners of certain of the Reporting Persons.

Soter received 738,759 shares of Common Stock on December 15, 2016 in respect of the Put Premium (as defined below).

Item 4.   Purpose of Transaction

On December 15, 2016 (the “Effective Date”), the Company and certain of its direct subsidiaries (collectively, the “Debtors”) emerged from bankruptcy pursuant to a joint prepackaged plan of reorganization under chapter 11 of the United States Bankruptcy Code (the “Plan”).  Soter had held $338,339,000 in principal amount of the Company’s 6.75% Senior Unsecured Notes due 2021 (the “Senior Notes”), which were cancelled in the bankruptcy and exchanged for shares of Common Stock.  Soter was also a party to the Backstop Commitment Agreement, dated September 21, 2016 (the “Backstop Agreement”), between the Company and certain holders of the Senior Notes (the “Backstop Participants”), pursuant to which the Backstop Participants agreed to participate in the rights offerings described below and to backstop their pro rata share of 100% of such rights offerings.

Soter acquired securities of the Company pursuant to the Plan on the Effective Date as follows:

•
3,759,322 shares of Common Stock in exchange for claims with respect to the Senior Notes held by Soter in the aggregate principal amount of $338,339,000 (inclusive of accrued and unpaid interest thereon);

•
3,551,468 shares of Common Stock pursuant to the Company’s offer of subscription rights to certain qualifying holders of the Senior Notes and certain qualifying equity holders of the Company to purchase up to $85 million of the Common Stock (the “Primary Rights Offering”), including shares Soter committed to purchase pursuant to the Backstop Agreement;

•
1,751,081 shares of Common Stock pursuant to the Company’s offer of additional subscription rights to eligible participants in the Primary Rights Offering to purchase up to $25 million of the Common Stock (the “Incremental Liquidity Rights Offering”), including shares Soter committed to purchase pursuant to the Backstop Agreement;

•	738,759 shares of Common Stock as the consideration in respect of Soter’s commitments under the Backstop Agreement (the “Put Premium”); and

•	one share of the Company’s Series A Preferred Stock (the “Series A Preferred Stock”) in order to provide for rights to nominate directors for so long as such share is outstanding as described below.

Upon the Company’s emergence from bankruptcy, pursuant to the Plan, the board of directors of the Company (the “Board”) consists of ten members, six of whom were selected by Soter (together with Advisors (as defined below), its managed funds and/or accounts and their respective controlled affiliates, “Platinum”), three of whom were selected by the Backstop Participants other than Soter (the “Other Backstop Parties”) and one of whom was selected jointly by Soter and the Other Backstop Parties.  Three of the directors selected by Soter hold two votes each on matters presented to the Board, and the directors selected by Soter collectively hold votes that constitute a

CUSIP No. 49309J103	Page 13

majority of all votes held by directors.  As a result, subject to certain approval rights held by directors selected by the Other Backstop Parties, the Soter directors will control decisions made by the Board.  Pursuant to the Plan, these ten initial directors will serve until the 2019 annual meeting of stockholders (such period commencing on the Effective Date, the “Initial Board Term”).

Pursuant to the Company’s by-laws (the “By-laws”), following the Initial Board Term, for so long as the Series A Preferred Stock remains outstanding, the Board will consist of nine members, five of whom will be nominated and elected by Soter as the holder of Series A Preferred Stock and four of whom will be nominated by the Board and elected by the holders of Common Stock.  Two of the Soter directors will hold two votes each on matters presented to the Board, and the directors nominated by Soter collectively will hold votes that constitute a majority of all votes held by directors.  As a result, subject to certain approval rights held by independent directors, the Soter directors will continue to control decisions made by the Board following the Initial Board Term.

Pursuant to the Company’s certificate of incorporation (the “Charter”), the holder of the Series A Preferred Stock is entitled to nominate the directors described above after the Initial Board Term for so long as the Series A Preferred Stock remains outstanding.  The Series A Preferred Stock will be redeemed and cancelled automatically upon the earliest to occur of the following:

•
Platinum beneficially owns less than any of the following: (i) 91.803% of the number of shares of Common Stock held by Platinum on the Effective Date (it being understood that such number was 9,800,630 shares), (ii) 42.5% of the issued and outstanding shares of Common Stock (excluding shares issued pursuant to the 2016 Equity and Cash Incentive Plan adopted by the Company on December 15, 2016) at any time, or (iii) 38.5% of the issued and outstanding shares of Common Stock at any time; or

•	Any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, including a sale of all or substantially all of the assets of the Company.

Upon the cancellation of the Series A Preferred Stock, the supervoting rights of the Soter directors will fall away, and the holder of Series A Preferred Stock will no longer have the right to nominate any directors.  At the first annual stockholders meeting following the cancellation of the Series A Preferred Stock, the then-current Board will nominate their successors, and the stockholders of the Company will elect the directors.

The Charter and the By-laws are incorporated as Exhibit B and Exhibit C hereto by reference to Exhibit 3.1 and Exhibit 3.2, respectively, of the Company’s registration statement on Form 8-A filed with the SEC on December 15, 2016.  The descriptions of the Charter and By-laws are qualified in their entirety by reference to the applicable exhibit.

The purpose of the Reporting Persons’ acquisition of the Common Stock and Series A Preferred Stock is long-term investment.  As stated above, subject to certain exceptions, the directors appointed by the Reporting Persons will control decisions made by the Board through at least the Initial Board Term, and past such period for as long as the Series A Preferred Stock remains outstanding.  Consequently, through such board control, the Reporting Persons have the ability generally to direct the operations and business strategy of the Company, which may include, subject to certain approval rights set forth in the Charter and By-laws, plans relating to acquisitions or dispositions of its securities, an extraordinary corporate transaction involving the Company (such as a merger, reorganization or liquidation), sale of its assets, management changes, change in capitalization or dividend policy, changes in business or corporate structure and other matters described in clauses (a) through (j) of Item 4 of Schedule 13D.  In addition, the Reporting Persons may, from time to time, acquire additional shares of Common Stock or dispose of shares of Common Stock in the open market or otherwise.  Except as described above, the Reporting Persons have no present plans or proposals which would result in the matters described in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer

The information set forth or incorporated in Item 3 and Item 4 and Rows 7 through 13 of the cover pages of this Schedule 13D is hereby incorporated by reference.

CUSIP No. 49309J103	Page 14

(a)-(b)  The following sets forth the aggregate number of shares and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition as of December 15, 2016, based on 20,084,901 shares of Common Stock outstanding on the Effective Date.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Soter Capital, LLC	9,800,630	48.8%	0	9,800,630	0	9,800,630

Soter Capital Holdings, LLC	9,800,630	48.8%	0	9,800,630	0	9,800,630

PE Soter Holdings, LLC	9,800,630	48.8%	0	9,800,630	0	9,800,630

Platinum Equity Capital Soter Partners, L.P.	9,800,630	48.8%	0	9,800,630	0	9,800,630

Platinum Equity Partners III, LLC	9,800,630	48.8%	0	9,800,630	0	9,800,630

Platinum Equity Investment Holdings III, LLC	9,800,630	48.8%	0	9,800,630	0	9,800,630

Platinum Equity, LLC	9,800,630	48.8%	0	9,800,630	0	9,800,630

Tom Gores	9,800,630	48.8%	0	9,800,630	0	9,800,630

The power to vote or to direct the vote of shares of Common Stock described in the table above is subject to the restrictions described in Item 6, which are incorporated herein by reference.

(c)  Except as set forth herein, to the knowledge of any of the Reporting Persons, none of the Reporting Persons has engaged in any transaction during the past 60 days in any shares of Common Stock.

(d)  To the knowledge of any of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported in this Item 5.

(e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

The information set forth or incorporated in Item 4 is incorporated herein by reference.

Platinum Letter Agreement

On the Effective Date, Platinum Equity Advisors, LLC, a Delaware limited liability company (“Advisors”), and the Company entered into the Platinum Letter Agreement (the “Platinum Letter Agreement”), which provides, among other things, that Platinum will cause each share of Common Stock that it beneficially owns to be voted in proportion to votes cast by the stockholders of the Corporation other than Platinum in connection with a vote as described in Section 2.5 of the By-laws to remove, with or without cause, a director appointed by the Other Backstop Parties.

The Platinum Letter Agreement is incorporated as Exhibit D hereto by reference to Exhibit 10.6 of the Company’s Current Report on Form 8-K filed with the SEC on December 15, 2016, and the description thereof is qualified in its entirety by reference thereto.

CUSIP No. 49309J103	Page 15

Registration Rights Agreement

On the Effective Date, the Backstop Participants and the Company entered into a registration rights agreement (the “Registration Rights Agreement”).

Pursuant to the Registration Rights Agreement, the Company commits to file a resale shelf registration statement covering all Registrable Securities (as defined in the Registration Rights Agreement) of each Backstop Participant (each Backstop Participant, together with its permitted transferees, a “Backstop Party”) within 60 days after the Effective Date.  The Company will use commercially reasonable efforts to cause such shelf registration statement to be declared effective as promptly as practicable and in no event later than 60 days after filing the shelf registration statement and to keep such shelf registration statement effective (subject to customary blackout periods) for so long as any Backstop Party holds Registrable Securities.

Beginning 120 days after the Effective Date, to the extent the Company does not have available such an effective shelf registration statement, each Backstop Party that holds Registrable Securities will have two demand registration rights per calendar year (subject to customary blackout periods); provided that any such demand must be for an offering of at least $12.5 million of estimated gross proceeds (taking into account the requests of all requesting Backstop Parties); provided, further, that in no event will the Company be required to comply with more than one demand by any Backstop Party (other than Soter, Advisors and its other affiliates (collectively, the “Platinum Parties”)) in any six-month period.

The Company will be required to effect underwritten offerings pursuant to the shelf takedowns and demands by the Backstop Parties beginning 180 days after the Effective Date.  The Company will not be required to facilitate an underwritten offering facilitated by marketing efforts on the part of the Company (a “Marketed Underwritten Offering”) unless the proceeds to all requesting Backstop Parties from such offering are at least $12.5 million.  Furthermore, the Company will not be required to effect (i) more than two Marketed Underwritten Offerings in any calendar year or more than six Marketed Underwritten Offerings in the aggregate, or (ii) more than four underwritten offerings other than Marketed Underwritten Offerings in any calendar year or more than eight underwritten offerings that are not Marketed Underwritten Offerings in the aggregate, in each case of (i) and (ii), as requested by any Backstop Party other than the Platinum Parties.

The Backstop Parties have certain piggyback rights.  The Registration Rights Agreement also includes customary indemnification provisions.  The Registration Rights Agreement will terminate with respect to any Backstop Party when such Backstop Party ceases to hold or beneficially own any Registrable Securities.

The Registration Rights Agreement is incorporated as Exhibit E hereto by reference to Exhibit 10.1 of the Company’s registration statement on Form 8-A filed with the SEC on December 15, 2016, and the description thereof is qualified in its entirety by reference thereto.

Corporate Advisory Services Agreement

On the Effective Date, pursuant to the Plan, the Company and Advisors entered into a Corporate Advisory Services Agreement (the “Services Agreement”).  Pursuant to the Services Agreement, Platinum will provide certain business advisory services to the Company, and the Company, as consideration therefor, will pay Platinum an advisory fee of $2.75 million per year (subject to certain limitations and adjustments as set forth therein).  In addition, the Company will reimburse Platinum for ordinary course, reasonable and documented out-of-pocket expenses of up to an aggregate amount of $375,000, on an annual basis, subject to certain limitations set forth therein.

The Services Agreement will have an initial term commencing on the Effective Date and ending on December 31, 2019.  Thereafter, the independent members of the Board will have the option to renew the Services Agreement for additional one-year terms, with each such extended term ending on December 31 of the subsequent year.  The Services Agreement may be terminated by Platinum upon 90 days’ written notice, and automatically terminates 45 days after the date Platinum owns less than 33% of the outstanding shares of Common Stock.

The Services Agreement is incorporated as Exhibit F hereto by reference to Exhibit 10.5 of the Company’s Current Report on Form 8-K filed with the SEC on December 15, 2016, and the description thereof is qualified in its entirety by reference thereto.

CUSIP No. 49309J103	Page 16

Item 7.   Material to be Filed as Exhibits

Exhibit A	Agreement Pursuant to Rule 13d-1(k).
Exhibit B	Certificate of Incorporation of Key Energy Services, Inc., incorporated by reference to Exhibit 3.1 to the Company’s registration statement on Form 8-A filed December 15, 2016.
Exhibit C	By-Laws of Key Energy Services, Inc., incorporated by reference to Exhibit 3.2 to the Company’s registration statement on Form 8-A filed December 15, 2016.
Exhibit D	Platinum Letter Agreement, incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K filed December 15, 2016.
Exhibit E	Registration Rights Agreement, incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form 8-A filed December 15, 2016.
Exhibit F	Corporate Advisory Services Agreement, incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed December 15, 2016.
Exhibit G	Power of Attorney

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: December 27, 2016	SOTER CAPITAL, LLC

	By:	/s/ Mary Ann Sigler
Name: Mary Ann Sigler Title: President and Treasurer

SOTER CAPITAL HOLDINGS, LLC

	By:	/s/ Mary Ann Sigler
Name: Mary Ann Sigler Title: President and Treasurer

PE SOTER HOLDINGS, LLC

	By:	/s/ Mary Ann Sigler
Name: Mary Ann Sigler Title: President and Treasurer

PLATINUM EQUITY CAPITAL SOTER PARTNERS, L.P.
By: Platinum Equity Partners III, LLC, its general partner By: Platinum Equity Investment Holdings III, LLC, its senior managing member

	By:	/s/ Mary Ann Sigler
Name: Mary Ann Sigler Title: Vice President and Treasurer

PLATINUM EQUITY PARTNERS III, LLC
By: Platinum Equity Investment Holdings III, LLC, its senior managing member

	By:	/s/ Mary Ann Sigler
Name: Mary Ann Sigler Title: Vice President and Treasurer

PLATINUM EQUITY INVESTMENT HOLDINGS III, LLC

	By:	/s/ Mary Ann Sigler
Name: Mary Ann Sigler Title: Vice President and Treasurer

PLATINUM EQUITY, LLC

	By:	/s/ Mary Ann Sigler
Name: Mary Ann Sigler Title: Executive Vice President, Chief Financial Officer and Treasurer

Tom Gores

/s/ Mary Ann Sigler
Mary Ann Sigler Attorney-in-Fact

EXHIBIT INDEX

Exhibit	Document Description
Exhibit A	Agreement Pursuant to Rule 13d-1(k).
Exhibit B	Certificate of Incorporation of Key Energy Services, Inc., incorporated by reference to Exhibit 3.1 to the Company’s registration statement on Form 8-A filed December 15, 2016.
Exhibit C	By-Laws of Key Energy Services, Inc., incorporated by reference to Exhibit 3.2 to the Company’s registration statement on Form 8-A filed December 15, 2016.
Exhibit D	Platinum Letter Agreement, incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K filed December 15, 2016.
Exhibit E	Registration Rights Agreement, incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form 8-A filed December 15, 2016.
Exhibit F	Corporate Advisory Services Agreement, incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed December 15, 2016.
Exhibit G	Power of Attorney